SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 24 July 2018

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

24 July 2018

CREATION OF A MORE INDEPENDENT OPENREACH NEARS COMPLETION, AS BT GROUP CONSULTS ON TRANSFER OF 31,000 EMPLOYEES

The creation of a more independent Openreach Limited is nearing completion, after BT Group today announced significant progress by starting formal consultation on the transfer of around 31,000 employees to the new legally separate business.

As reported by industry regulator Ofcom last month, BT has been taking positive action since March last year, creating the separate legal entity Openreach Limited, with its own independent board and strategy which serves all of its customers in the communications market equally. There has also been progress in other areas, such as removing 'BT' from branding, putting in place compliance procedures, and carrying out staff training on the changes.

The consultation with unions and employees is due to finish by the end of September, with a planned transfer to Openreach Limited on 1 October 2018. This is the final phase in the creation of a more independent, legally separate business, focused on investing to ensure Britain remains at the forefront of digital communications.

BT Group chief executive Gavin Patterson commented:
"We are absolutely committed to giving Openreach greater strategic independence and ensuring it delivers the connectivity and service that homes and businesses across Britain need.
"We welcome Ofcom's confirmation in June that we're making good progress towards legal separation, and are now delivering the final stage of what was agreed under the Digital Communications Review.
 "Openreach now has its own Board, greater strategic and operational independence, and a separate brand.  From October it will also have its own, independent workforce. "We will work with our partner unions to ensure a smooth transition to Openreach. It is an exciting time to join the company as it invests heavily in front-line customer service and spearheads the rollout of Britain's next-generation digital infrastructure."

                                                                      -ends-

Notes to Editors:

The transfer is achieved through a transfer under The Transfer of Undertakings (Protection of Employment) Regulations 2006 (SI 2006/246) "TUPE". TUPE sets out the information and consultation approach as well as various employee rights such as continuity of employment and protecting terms and conditions.

For further information
Enquiries about this news release should be made to the BT Group Newsroom 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site. You can also subscribe to receive all BT announcements here and you can follow us on Twitter here.

About BT
BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of four customer-facing units: Consumer, Enterprise, Global Services and Openreach.

For the year ended 31 March 2018, BT Group's reported revenue was £23,723m with reported profit before taxation of £2,616m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.
For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 24 July 2018